UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Extraordinary Shareholders’ Meeting

On September 10, 2026, Genenta Science S.p.A. (the “Company”) held an Extraordinary Shareholders’ Meeting in virtual meeting format.

At the meeting, the proposal to amend Article 1 of the Company’s by-laws to change the Company’s corporate name from Genenta Science S.p.A. to Saentra Forge S.p.A. was not put to a vote. At the request of the Company’s shareholders, consideration of the proposal was deferred in order to allow for the completion of ongoing evaluations relating to the Company’s communication, branding, and corporate identity strategy and to provide additional time for shareholder consultations. The proposal will be considered at a reconvened Extraordinary Shareholders’ Meeting scheduled for October 8, 2026, at 5:00 p.m. CET.

Forward-Looking Statements

This Report on Form 6-K (this “Report”) contains forward-looking statements that involve risks and uncertainties. These statements include, but are not limited to, statements regarding the reconvened Extraordinary Shareholders’ Meeting, the proposed corporate name change, business strategy, strategic initiatives, and future plans. Forward-looking statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company undertakes no obligation to update any forward-looking statements in this Report as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: September 11, 2026